

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Charles Follini
President
Gateway Garage Partners LLC
6 West 20th Street
5th Floor
New York, NY 10011

> **Re: Gateway Garage Partners LLC**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed December 23, 2020**
> **File No. 024-11344**

Dear Mr. Follini:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2020 letter.

Amendment No. 4 to Offering Statement on Form 1-A

General

1. We note your new disclosure in the "Plan of Distribution" section regarding the additional amounts of underwriting compensation for which OpCo will be responsible. Please update the footnote to the underwriting compensation table on the cover page of your offering circular to disclose and quantify those additional amounts of underwriting compensation.

Charles Follini
Gateway Garage Partners LLC
January 11, 2021
Page 2

<u>Five Year Pro-Forma Gross Cash Yield, page 22</u>

2.   We note your expanded disclosures related to comment 2 indicate that the key projection assumption for 2022 through 2025 is primarily based on applying a 3% growth rate. Please tell us and revise your disclosures further to discuss the facts and circumstances considered in determining that a 3% growth rate was most appropriate.

3.   You define "Gross Cash Yield" as projected proceeds distributed to the Company. It appears that this measure assumes that going forward OpCo will distribute 100% of OpCo Net Income, even though disclosures within your distribution policy on page 16 indicate that there is no contractual obligation for OpCo to make any distributions. Further, based on past distribution amounts disclosed in OpCo's historical financial statements, it is not clear that OpCo has previously distributed 100% of OpCo Net Income. Please clarify and tell us the facts and circumstances considered in determining that you have a reasonable basis to support your assumption absent any contractual obligation and given contradictory historical precedence related to OpCo distributions.

You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts, Esq.